UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Early Repayment in Full of Meritz Loan

Lanvin Group Holdings Limited (the “Company”) today announced that it has completed the early repayment in full of all outstanding principal and accrued interest under the fixed rate secured loan note issued to Meritz Securities Co., Ltd. (“Meritz”) on June 27, 2025 (the “Loan Note”).

The Loan Note was issued in connection with the Company’s repurchase from Meritz of 13,804,733 ordinary shares of the Company pursuant to the share buyback agreement dated June 27, 2025. The Loan Note had an original principal amount of €48.1 million, of which €8.5 million was repaid on June 30, 2025. Following certain subsequent partial prepayments made in accordance with the terms of the Loan Note, the Company has now repaid in full all remaining outstanding principal, together with accrued interest and other amounts payable under the Loan Note, ahead of its scheduled maturity on December 14, 2026.

Following the early repayment, no amounts remain outstanding under the Loan Note, and the related security will be released in accordance with the terms of the applicable financing and security documents.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Xi Luo
	Name:	Xi Luo
	Title:	Chief Financial Officer

Date: September 16, 2026

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